British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	November 30, 2001	02/01/17

ISSUER'S ADDRESS	120 - 3011 Viking Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V6V 1W1	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresourcs.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John G. Robertson"	John G. Robertson	02/01/17
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jennifer Lorette"	Jennifer Lorette	02/01/17
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT NOVEMBER 30, 2001

(UNAUDITED)

(PREPARED BY MANAGEMENT)

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEET
AS AT NOVEMBER 30, 2001
( Unaudtied – Prepared by Management)

	Six Months	Year Ended
	November 30,	May 31,
ASSETS	2001	2001
Current Assets:	$	$
Cash	1,881	897
Prepaids, accounts and accrued receivables	27,822	14,865
Advances to related companies (Note 3)	-	892
	29,703	16,654
Investments (Note 4)	4,026	4,026
Office Equipment (Note 5)	5,539	6,154
Oil and Gas Well Interests (Note 6)	125	3,027
Mineral Property Interests (Note 7)	156,699	156,699
Deferred Expenditures:
Exploration and development (Note 7)	1,615,009	1,545,495
Incorporation	1,379	1,379
	1,616,388	1,546,874
	1,812,480	1,733,434
LIABILITIES
Current Liabilities:
Accounts payable	471,185	409,689
Accrued liabilities	33,784	26,816
Estimated liability for income and capital taxes (Note 8)	862	862
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	339,668	302,717
	995,499	890,084
Contingencies and Commitments (Note 11)
SHAREHOLDERS' EQUITY
Share Capital: (Note 12)
Issued	6,020,427	6,020,427
Subscriptions Received (Note 15)	146,044	146,044
Deficit	(5,349,490)	(5,323,121)
	816,981	843,350
	1,812,480	1,733,434

Approved by the Directors:	“John G. Robertson”	“Jennifer Lorette”
	John G. Robertson, Director	Jennifer Lorette, Director

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF INCOME AND EXPENSES
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001
(Unaudited – Prepared by Management)

	For the Three Months		For the Six Months
	November 30,	November 30,	November 30,	November 30,
	2001	2000	2001	2000
	$	$	$	$
Oil and Gas Operations:

Revenue	4,409	6,314	8,096	7,827
Expenses:
Operating expenses	66	17,132	1,587	18,468
Amortization on wells (Note 6)	1,324	1,580	2,903	3,463
	1,390	18,712	4,490	21,931
Net Income (Loss) from Oil and Gas Operations	3,019	(12,398)	3,606	(14,104)
Net Operating Income (Loss)	3,019	(12,398)	3,606	(14,104)
Other Income:
Recovery of advances to International Diamond Syndicate	26,288	-	26,288	-
Gain on disposal of investments (Note 4)	-	2,764	-	221,368
Net Income before other Expenses	29,307	(9,634)	29,894	207,264
Other Expenses:
Administration expenditures (Schedule A)	(26,385)	(42,356)	(56,263)	(68,304)

Net (Loss) Income for the Period	2,922	(51,990)	(26,369)	138,960
EARNINGS (LOSS) PER SHARE (Note 8)	0.0001	(0.002)	(0.001)	0.006
CONSOLIDATED STATEMENT OF DEFICIT
Deficit at Beginning of Period	(5,352,412)	(5,201,015)	(5,323,121)	(5,391,965)
Add: Net (Loss) Income for the Period	2,922	(51,990)	(26,369)	138,960
Deficit at End of Period	(5,349,490)	(5,253,005)	(5,349,490)	(5,253,005)

Schedule “A”
TERYL RESOURCES CORP.
CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001
(Unaudited – Prepared by Management)

	For the Three Months		For the Six Months
	November 30,	November 30,	November 30,	November 30,
	2001	2000	2001	2000
	$	$	$	$
Management and director's fees (Note 13)	7,500	7,500	15,000	15,000
Telephone and telecopier	166	7,471	2,280	14,655
Office rent and utilities (Note 13)	1,500	1,500	3,000	3,000
Audit, accounting and consulting (Note 13)	4,805	9,476	8,338	10,426
Office, stationery and delivery	-	6,094	6,281	7,360
Interest on debenture (Note 9)	3,664	3,663	7,368	7,368
Publicity, promotion and investor relations	-	1,496	-	1,496
Secretarial costs	3,000	3,000	6,000	6,000
Filing fees	4,109	4,421	5,207	5,500
Bank charges and interest	246	284	443	541
Transfer agent fees	1,023	1,488	1,432	2,108
Foreign exchange loss (gain)	138	(3,643)	394	(3,423)
Amortization	307	377	615	753
	26,458	43,127	56,358	70,784
Less: Interest income	73	771	95	2,480

Administration Expenditures for the Period	26,385	42,356	56,263	68,304

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION
AND DEVELOPMENT EXPENDITURES
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001
(Unaudited – Prepared by Management)

	For the Three Months		For the Six Months
	November 30,	November 30,	November 30,	November 30,
	2001	2000	2001	2000
	$	$	$	$
West Ridge Claims: (Note 7C)
Professional fees and wages	500	5,022	500	5,138
Gil Venture-Phase II exploration	69,014	136,116	69,014	136,116
Exploration and Development for the Period	69,514	141,138	69,514	141,254
Exploration and Development at Beginning of Period	1,545,495	1,038,142	1,545,495	1,038,026

Exploration and Development at End of Period	1,615,009	1,179,280	1,615,009	1,179,280

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001
(Unaudited – Prepared by Management)

	For the Three Months		For the Six Months
	November 30,	November 30,	November 30,	November 30,
	2001	2000	2001	2000
	$	$	$	$

Net (loss)income	2,922	(51,990)	(26,369)	138,960
Items not involving cash:
Gain on sale of marketable securities	-	(2,764)	-	(221,368)
Depletion of wells	1,324	1,580	2,903	3,463
Amortization	307	377	615	754
Changes in non -cash working capital items	42,618	28,604	55,507	22,703
Cash Flows Provided (Used) by Operating Activities	47,171	(24,193)	32,656	(55,488)

Advances from (to) related companies (Notes 3 & 10)	21,353	8,092	37,842	(36,731)
Cash Flows Provided by Financing Activities	21,353	8,092	37,842	(36,731)

Office equipment	-	(212)		(212)
	-		-
Proceeds on sale of investments (Note 4)	-	4,277	-	239,085
Current exploration and development payments	(69,514)	(141,254)	(69,514)	(141,254)
Cash Flows Provided (Used) by Investing Activities	(69,514)	(137,189)	(69,514)	97,619

Increase in Cash for the Period	(990)	(153,290)	984	5,400

Cash at Beginning of Period	2,871	170,415	897	11,725

Cash at End of Period	1,881	17,125	1,881	17,125

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 2001
(Unaudited – Prepared by Management)

1.	SIGNIFICANT ACCOUNTING POLICIES:

	[a]	Nature of Operations:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

	[b]	Historical Cost:
Assets and liabilities are carried at historical cost, less amounts written off, and are not intended to reflect present or future values.

	[c]	Fixed Assets:
The Company records its fixed assets at cost and depreciates them on the declining-balance basis at 20% per annum.

	[d]	Accounting for Oil and Gas Well Interests :
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:
		(i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
		(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
		(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.

	[e]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees thereon) and the related exploration and development expenditures thereon by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

		(i)	If property sold outright - costs written off entirely against proceeds.
		(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
		(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
		(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
		(v)	If property abandoned - costs written off entirely.

. 2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At November 30, 2001
(Unaudited – Prepared by Management)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
	[f]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

	[g]	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

	[h]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

	[i]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

	[j]	Capital Stock:

Capital stock issued for other than cash is recorded at values attributed by the Directors at time of issuance. Commissions and finders fees directly related to share issues are deducted in arriving at net proceeds from share capital. Flow-through share issues are reflected at actual issued prices.

2.	CONSOLIDATION INFORMATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation and Teryl, Inc. Argon Investment Corporation, acquired by Teryl on January 19, 1988, is inactive other than to hold 773 shares of KRS (1987) Financial Limited. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at August 31, 2001. If Teryl, Inc. issues shares to others, Teryl Resources Corp.'s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

		November30,	May 31,
3.	ADVANCES TO RELATED COMPANIES consist of the following:	2001	2001
	LinuxWizardry Systems, Inc. (See Note 4 )	-	891
	International Diamond Syndicate Ltd. (See Note 4 )	-	1
		-	892

The advances to related companies bear no interest and have no fixed repayment terms.

3

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At November 30, 2001
(Unaudited- Prepared by Management)

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS's property has no proven economic reserves, so there is little expectation of recovery. See Subsequent Events Note 14 re BHP Diamonds Inc. agreement.

LinuxWizardry Systems, Inc. is a public company listed on US Stock Exchanges having a market value of $ 2,998 Cdn. at May 31, 2001 (2000 - $ 168,399). In February, 2000, 59,000 shares of LinuxWizardry were sold for $ 248,839 resulting in a gain on disposal of $ 233,885 and in June, 2000, 69,900 shares were sold for $ 236,288 resulting in a gain on disposal of $ 218,572.

	November 30,	May 31,
	2001	2001
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
LinuxWizardry Systems Inc. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
144,780	36,695	36,695
(69,900) shares sold June, 2000	(17,716)	(17,716)
(59,000) shares sold February , 2000	(14,954)	(14,954)
15,880	4,025	4,025
	4,026	4,026

5.	OFFICE FURNITURE consists of:
	Furniture and fixtures - at cost	34,932	34,932
	Less: Accumulated amortization	29,393	28,778
		5,539	6,154

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest (4.680% Net Revenue Interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% Working Interest (5.79375% Net Revenue Interest) in each of the Jancik #1 and Herrmann #4 wells, located in Burleson County, Texas as follows:

				May 31,
	2 0 0 1			2001
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value
Peters #1	54,103	54,103	-	-
Herrmann #4	67,141	67,141	-	-
Jancik #1	107,693	107,568	125	3,027
	228,937	228,812	125	3,027

The amortization charged on the wells is not in conformity with generally accepted accounting principles, which require that the cost of the wells be depleted on the basis of units of production over estimated recoverable reserves. The property operators do not provide reserve estimates, so the Company is unable to calculate depletion, and has chosen amortization of successful wells over seven years as the logical alternative to depletion. However, since the net oil and gas interests represent less than 1% of total assets, it is unlikely the difference would represent a material difference.

. 4

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At November 30, 2001
(Unaudited – Prepared by Management)

7.	MINERAL PROPERTY INTERESTS consist of the following:

				Acquisition Cost
		Teryl's		November 30,	May 31,
Claim Group	Region	Interest	Ref.	2001	2001
Silverknife	Liard, BC	26.7%	A	1	1
Amad	Lac de Gras, NWT	49%	B	1	1
West Ridge	Dome Creek, Alaska	100%	C	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	D	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	E	9,381	9,381

				156,699	156,699

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	AMAD:

On May 30, 1992, the Company and Calco Resources Inc. entered into an agreement, whereby Teryl earned a 50% interest (subject to a 2% Net Royalty Interest to Calco) in the Amad mineral claims (2,530.85 acres), located in the Lac de Gras area of the Northwest Territories, by paying $ 40,000 cash, expending $ 250,000 on the property in 1995 and issuing 150,000 shares. At May 31, 2000, Company wrote down their acquisition costs to $ 1 and wrote off their exploration and development expenditures entirely ($ 307,524), since the claims are not currently being explored and have no proven economic reserves.

C.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.

Pursuant to a letter agreement, between Kinross Gold Corporation and Teryl, Inc. dated October 15, 1998 and a formal agreement dated August 1, 1999, Kinross may earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years, expending $ 1,500,000 US on a work program over five years and paying all property and assessment payments during that time. Teryl, Inc. will retain a 30% vested interest and proportionately share any further expenditures after the five years. Beginning with the fifth anniversary Kinross will pay $ 200,000 US annually as advance royalty payments against future production from the property. At May 31, 2000, Teryl, Inc. wrote off $ 8,367 in property costs and $ 17,186 in deferred exploration costs against the $ 37,388 ($ 25,000 US) option payment received and at May 31, 2001, wrote off $ 11,714 in property costs and $ 23,033 in deferred exploration costs against the $ 53,036 ($ 35,000 US) option payment received.

5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At November 30, 2001
(Unaudited – Prepared by Management)

7.	MINERAL PROPERTY INTERESTS (Continued):

D.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2000 and 2001 years and expects to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 189,022 ($ 126,000 US) in the May, 2000 year and $ 525,260 ($ 333,817 US) in the May, 2001 year and $69,014($43,340US)in the November 30,2001. Further cash calls are expected for the 2002 year.

E.	STEPOVICH LEASE:

The Company, through its subsidiary Teryl, Inc., entered into a mineral lease agreement, effective August 1, 1989, with the Estate of Mike Stepovich for a twenty year period, on the seven Stepovich lode claims located in the Dome Creek area of the Fairbanks District of Alaska for annual royalty payments, work commitments and shares, subject to production royalties of between 4% and 13% of Net Smelter Returns. On September 28, 1990, the Company granted an option to Fort Knox Venture to acquire all of Teryl's interest in the Stepovich lease, except for a 10% Net Profit Interest for Teryl, for $ 187,500 US ($ 217,819 Cdn) and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease, under an assignment dated May 29, 1992. In the 1992 and 1991 years, the Company wrote down its property costs and exploration and development expenditures to 10% against option proceeds received. Teryl, Inc. retains a 10% Net Profit Interest in the claims.

F.	ROB:

Pursuant to agreements with Iskut Gold Syndicate, on March 6, 1990, Teryl acquired a 100% interest in the Rob 15 and Rob 16 claims (26 units), situate in the Liard Mining Division of the Province of British Columbia. Teryl retained a 100% interest in the claims, but, in the 1993 year wrote down their acquisi- tion cost to $ 1 and wrote off their exploration and development expenditures entirely, since the claims had no proven economic reserves. The claims subsequently lapsed and were written off entirely at May 31, 2000.

G.	ROCKY MOUNTAIN HOUSE:

Pursuant to a mineral property agreement dated April 8, 1998, between Dave Hodge and Teryl, the Company acquired a 50% interest in an application for 25 explorations permits, in the Rocky Mountain House claims (approximately 525,000 acres), which are located in West Central Alberta, by paying $ 22,000. These claims lapsed in the 2000 year resulting in $ 22,000 in property costs being written off a May 31, 2000.

6

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At November 30, 2001
(Unaudited – Prepared by Management)

7.	MINERAL PROPERTY INTERESTS (Continued):

SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/00	2001	May 31/01	2001	November 30/01
Silverknife	1		1		1
West Ridge - optioned	127,903	(11,714)	116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381		9,381		9,381
Amad - inactive	1	-	1	-	1
	168,413	(11,714)	156,699	-	156,699

DEFERRED EXPLORATION AND DEVELOPMENT:
West Ridge - optioned	262,693	(17,791)	244,902	500	245,402
Gil Venture	774,332	525,260	1,299,592	69,014	1,368,606
Stepovich Lease	1,001		1,001	-	1,001
	1,038,026	507,469	1,545,495	69,514	1,615,009

8.	INCOME TAXES AND EARNINGS PER SHARE:

Since the Company has Canadian income tax losses of approximately $ 1,023,460 available to reduce future taxable income until the year 2008, no figures have been presented for deferred income taxes. The Company has Canadian exploration and development expenditures of $ 1,411,125 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 862 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests. The amounts so expended would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. To May 31, 2001, the Company received $ 533,801 of "flow-through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto. Since the tax deductibility of these expenditures has been renounced to the contributors, the expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the period, which amount to 23,033,238 shares (2000 - 23,033,238 shares).

. 7

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At November 30, 2001
(Unaudited – Prepared by Management)

9.	DEBENTURE PAYABLE:	2001	2001
	Keltic Bryce Enterprises Inc.	150,000	150,000

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 7,368 was accrued to November 30, 2001 (November 30,2000 - $ 7,368).

After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

10.	ADVANCES FROM RELATED COMPANIES consist of:	November 30,2001	May 31,2001
	Access Information Systems Inc.	24,979	24,979
	LinuxWizardry Systems Inc.	265	-
	JGR Petroleum Inc.	67,664	64,722
	Rainbow Network	43,172	43,172
	Reg Technologies Inc.	-	(1,979)
	REGI US, Inc.	-	800
	SMR Investments Ltd.	203,588	171,023
		339,668	302,717

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:
See Note 12 below for "Outstanding Commitments to Issue Shares".

In March, 2001, the Company completed an agreement with IBK Capital Corp. to endeavor to raise up to $ 1,000,000 on terms and conditions acceptable to the Company. IBK was paid $ 16,000 during the year for work and out of pocket fees.

12.	SHARE CAPITAL:

Authorized Share Capital consists of:
Common Shares - voting	No Par Value	30,000,000
Preferred Shares - non-voting	$ 1 Par Value	5,000,000
		35,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, however by the balance sheet date the Company had not yet finalized the increase.

8

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At November 30, 2001
(Unaudited – Prepared by Management)

12.	SHARE CAPITAL (Continued):

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount

TOTAL SHARES ISSUED AT MAY 31, 2001
and NOVEMBER 30, 2001		23,033,238		6,020,427

A.	On May 13, 2000, Brian Cherry, a former Director, exercised a Stock Option for 75,000 shares at $ 0.34 per share to net the treasury $ 25,500.

Outstanding Commitments to Issue Shares:

At November 30, 2001, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Senior Officer's Option	50,000	0.20	Feb. 27/02
Senior Officer's Option	50,000	0.15	Nov. 16/03
Director's Option	500,000	0.15	Mar. 17/04
Director's Option	1,000,000	0.24	Sept. 12/05
Employee's Option	25,000	0.24	Oct. 11/05
	1,625,000

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 4 above re advances to and investment in IDS written down in 2000.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 10 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totalling $ 15,000 and $ 9,000 for secretarial services and rent during the current period (November 30,2000 - $ 15,000 and $ 9,000 respectively). See Note 7A regarding mineral properties transactions with SMR. See Note 10 re advances from SMR.

The Company holds 15,880 shares (2000 -15,880 shares) of LinuxWizardry System Inc. (formerly Flame Petro-Minerals Corp.), a public company controlled by an officer of the Company, as described in Note 4. See Note 3 re advances to LinuxWizardry.

Administration consulting fees of $ 1,554 (November 30,2000 - $ Nil) were paid to J. Lorette, Vice- President of the company.

. 9

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At November 30, 2001
(Unaudited – Prepared by Management)

14.	OTHER:
See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

On September 5, 2001, the Company's 40% Subsidiary, International Diamond Syndicate Ltd. along with Major General Resources Ltd. and Southern Era Resources Ltd. (MIS Group), entered into an mineral property option agreement with BHP Diamonds Inc. on the MIS Group's Misty Lake claims located in the Northwest Territories. BHP will perform specific exploration work on the property and if a new discovery of kimberlite is detected, BHP will be immediately vested with a 35% interest in the property. BHP may increase its interest up to 51% by completing a 200 tonne mini-bulk sample test on any one kimberlite for diamond content and valuation.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2001.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies have decided to have Teryl Resources Corp. apply for eligibility to trade on US exchanges rather than Teryl, Inc. The subscribers have indicated willingness to accept shares of Teryl Resources Corp. in replacement, subject to regulatory approvals.

See Note 2 re consolidation of Teryl, Inc. within these statements and see Notes 7C & 7D regarding mineral claim exploration and development and option agreements.